UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023 (Report No. 3)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

On November 30, 2023, REE Automotive, Ltd. (the “Company”) announced its financial results for the third quarter ended September 30, 2023. The full text of the press release (the “Press Release”) and shareholder letter issued in connection with the announcement are furnished as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K. In the Press Release, the Company also announced that it will be holding a webcast and conference call on November 30, 2023 at 8:30am ET to discuss its financial results for the third quarter ended September 30, 2023.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release of REE Automotive Ltd., dated November 30, 2023
99.2	Shareholder Letter, dated November 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: November 30, 2023

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